IM Cannabis Announces Pricing of Proposed Public Offering of Securities

Toronto, Canada, Glil Yam, Israel, May 5, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, announces that it has entered into a best-efforts agency agreement (the "Agency Agreement") in connection with its previously announced overnight marketed offering (the "Offering") of common shares of the Company  (each an "Offered Share") and common shares purchase warrants (each a "Warrant"). In connection with the Offering, IMC has also entered into definitive securities purchase agreements with certain institutional investors in the United States on a registered direct basis. The Offering is for up to 6,086,956 Offered Shares at a price of US$5.75 per Offered Share and, for no additional consideration, up to 3,043,478 Warrants. Each Warrant will entitle the holder to purchase one common share of the Company at an exercise price of US$7.20 for term of 5 years from the date of closing of the Offering (the "Closing Date"). The gross proceeds to the Company from the Offering, before deducting the agency fees and other estimated Offering expenses, are expected to be approximately US$35,000,000. In addition, the Company has granted the agents a 30-day over-allotment option to purchase up to an additional 913,044 Offered Shares (each an "Over-Allotment Share") and 465,522 Warrants on the same terms and conditions. The Offering is expected to close on or about May 7, 2021, subject to customary closing conditions.

A.G.P./Alliance Global Partners and Roth Capital Partners have agreed to act as co-lead agents for the proposed Offering in connection with offers and sales in the United States. Roth Canada, ULC will act as the sole agent in Canada pursuant to the Agency Agreement. The securities offered under the Offering will be issued and sold in the United States and in the provinces of British Columbia, Ontario and Alberta in Canada in accordance with applicable securities laws. BMO Nesbitt Burns Inc. is acting as part of the selling group relating to the Offering in Canada.

The Company intends to use the net proceeds of the Offering for: (i) supporting growth initiatives in core markets of Israel, Germany and Canada; (ii) additional strategic mergers and acquisitions opportunities; and (iii) general working capital purposes.

The Offering will be conducted pursuant to the Company's effective shelf registration statement on Form F-10 (File No. 333-254255) (the "Registration Statement") filed with the U.S. Securities and Exchange Commission (the "SEC") and a corresponding Canadian base shelf prospectus (the "Shelf Prospectus") filed with the securities regulatory authority in each of the provinces and territories of Canada.  The Company has filed a preliminary prospectus supplement (the "Preliminary Prospectus Supplement") and will file a final prospectus supplement with Canadian regulatory authorities and the SEC in connection with the Offering.

IMC has also agreed, subject to certain limited exceptions, not to sell any common shares of the Company or any securities convertible into or exchangeable for common shares for a period of [60] days from the Closing of the Offering.

Certain officers and directors of the Company may participate in the Offering on the same terms and conditions as all other purchasers participating in the Offering. Such directors and officers are considered a "related party" of the Company, accordingly, the purchase of such securities of the Company will constitute a "related party transaction", as such terms are defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company will rely on exemptions from the formal valuation and minority approval requirements of MI 61-101 under subsections 5.5(a) and 5.7(1)(a), respectively, as neither the fair market value of the contemplated securities being issued to directors and officers of the Company, nor the proceeds for such securities received by the Company will exceed 25% of the Company's market capitalization, as calculated in accordance with MI 61-101.

A copy of the Prospectus Supplement and Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares or Warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Offering, including the terms, timing, potential completion, and the use of proceeds of the Offering.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: the ability of IMC to satisfy the conditions to closing of the Offering; that the Offering may not be completed on the terms and timeline indicated, or at all; that the Company's use of proceeds of the Offering may differ from those indicated; additional financing requirements; IMC's ability to realize future net revenue and EBITDA; the ability of IMC to complete its acquisition of MYM; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc. ("Trichome"); risks related to Trichome's lending operations; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; engaging in activities considered illegal under United States federal law; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Adjupharm and Focus Medical to deliver on their respective sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any inability of the Company to comply with and maintain in good standing with the Israeli Ministry of Health and/or the Israeli Medical Cannabis Agency any licenses required to conduct its operations; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health on similar or better terms; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; the Company's ability to maintain or improve the brand position of the IMC brand in relevant cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; dilution of shareholders' holdings from future issuances of the Company's securities; the lack of merger and acquisition opportunities; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; interest rate and currency fluctuations; increasing competition; industry consolidation; failure to meet the continued listing requirements of the Nasdaq Capital Market and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com